EXHIBIT 99.1

Foremost Clean Energy Announces Positive Preliminary Results from Recently Completed Drill Program at the Hatchet Lake Uranium Property

VANCOUVER, British Columbia, Oct. 22, 2024 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) an emerging North American uranium and lithium exploration company is pleased to announce positive preliminary results from an 889 metre, four-hole diamond drill program (the “2024 Hatchet Drill Program” or “Drill Program”) that was recently completed at the Hatchet Lake Uranium Property (“Hatchet ”), located in the prolific Athabasca Basin region of northern Saskatchewan. Highlights from preliminary results of the Drill Program include:

  Elevated radioactivity of up to 360 counts per second (“cps”) associated with a post-Athabasca reverse fault observed from drill hole RL-24-29,
  A shear zone with locally reactivated graphitic-pyritic faults was intersected approximately 80 metres below the unconformity in drill-hole TF-24-12. The projection of these structures to the unconformity represents a compelling target for future follow-up.

Denison Mines Corp. (TSX:DML, NYSE American: DNN) (“Denison”), managed the 2024 Hatchet Drill Program, which consisted of two holes (RL-24-29 and RL-24-30) within the Richardson claim block (“Richardson”) and two holes (TF-24-11 and TF-24-12) within the Hatchet South claim block at the Tuning Fork grid (“Tuning Fork”), as illustrated in Figure 1.

Jason Barnard President and CEO of Foremost, states “We are pleased to have hit the ground running on our new portfolio of Athabasca Basin uranium exploration properties. Hatchet is a highly prospective exploration property, and the preliminary results from the recently completed Drill Program have already generated compelling targets for follow-up. Exploring a property of Hatchet’s caliber represents an exceptional opportunity for Foremost – with historical mineralization identified along the 5+km long Richardson trend and a multitude of varied exploration targets. Our accretive collaboration with Denison, now Foremost’s largest shareholder, enabled this work to be completed as Foremost rapidly transitions to a uranium exploration focus. We look forward to working with Denison on this property and others within our portfolio to the mutual benefit of both of our shareholders.”

Hatchet Lake Uranium Property

The Hatchet Lake Property is located within the northeast portion of the Athabasca Basin, where the sub-Athabasca unconformity ranges from zero to 250 metres. The unconformity represents the contact between underlying basement rocks and the Athabasca Sandstone structures, which is often a prime setting for uranium mineralization. Recent unconformity-related discoveries within the region include IsoEnergy’s Hurricane Deposit* (Indicated Mineral Resources of 48.6 Mlbs U3O8 from 63,800 tonnes at an average grade of 34.5% U3O8 )1, which is situated within the LaRocque Lake Conductive Corridor to the west of the Hatchet Lake Property.

* Mineralization on any other properties referred to herein is not necessarily indicative of mineralization on the Hatchet Lake Property.

Figure 1. Map of Hatchet Lake and Surrounding Area

Richardson Trend

Previous drill programs at Hatchet returned significant cobalt and nickel enrichment, with grades of up to 6.06% Co and 4.91% Ni (HT-83-61)2 indicative of a geologic setting conducive to polymetallic uranium deposits, such as at the Midwest-U-Ni-Co deposit and at Cigar Lake. Historic hole RL-13-13 intersected 1.52% U3O8 across 15 m and RL-13-16 intersected 0.45% U3O8 over 2.3 m2. This mineralization is directly above the unconformity, within the Athabasca Sandstone.

Recently completed drill holes RL-24-29 and RL-24-30 both intersected significant structural disruption within the sandstone in addition to alteration indicative of hydrothermal fluid flow, such as strong dravite clay and illite clay alteration. Anomalous radioactivity of 360 cps, hosted in altered pelite 60 cm below the unconformity, was measured using a hand-held RS-125 scintillometer (a “Scintillometer”) on drill core recovered from drill hole RL-24-29 (Figure 2). A Scintillometer is used to measure total gamma radiation from drill core. Total gamma is an indication of uranium content, but may not correlate with chemical assays as other radioactive elements may be present.

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Base Imagery: CL-10-G1 HLEM Survey, 1760 HZ
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Figure 2. Compilation Map Displaying Current and Historic Drill Hole Locations at Richardson (Background: 2010 Horizontal Loop Electromagnic or “HLEM” Data)

Tuning Fork

Drilling at the Tuning Fork targeted Small Moving Loop Electromagnetic (“SML-EM”) conductive anomalies in the vicinity of strongly anomalous geochemical results from previous drilling. Both completed holes (TF-24-11 and TF-24-12) intersected significant structural disruption and alteration indicative of hydrothermal fluid flow, including intense clay alteration and hydrothermal hematite. Notably, a shear zone with locally reactivated graphitic-pyritic faults was intersected on drill-hole TF-24-12 (Figure 3) at approximately 200m, situated roughly 80 metres below the unconformity. The projection of these structures to the unconformity represents a compelling target for future follow-up.

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Base Imagery: Tuning Fork 2009 HLEM Survey, 1760 HZ
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Figure 3. Compilation Map Displaying Current and Historic Drill Hole Locations at Tuning Fork (Background: 2009 HLEM Data)

Drill core samples from the 2024 drill program at Hatchet have been sent to the SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan for analysis. The results discussed in this news release are preliminary, as assay results and interpretation thereof are pending.

Qualified Person

Technical information in this news release has been reviewed and approved by Jody Dahrouge, P.Geo. of Dahrouge Geological Consulting Ltd. and Foremost’s chief technical advisor, who is a Qualified Person as identified by Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects and as defined by the Securities and Exchange Commission’s Regulation S-K 1300 rules for resource deposit disclosure.

About Foremost

Foremost Clean Energy (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is an emerging North American uranium and lithium exploration company with an option to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%) spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the clean energy mix of the future. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries, alongside and in collaboration with Denison (TSX:DML, NYSE American: DNN), through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information please visit the company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the Transaction, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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1 https://www.isoenergy.ca/featured-project/
2 All historical drilling and exploration results provided by Denison Mines

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